Exhibit 99.1

VINCI COMPASS ANNOUNCES THE LAUNCH OF VINCI PERMANENT CAPITAL SOLUTIONS WITH THE ACQUISITION OF AUSTRALRE

•          Transaction launches Vinci Permanent Capital Solutions (“VPCS”), a new business vertical separate from the Asset Management division, building a clear and transparent segregation between the asset-light and balance sheet businesses;

•          AustralRe’s durable capital will fund Vinci Compass’ GP commitments as its investable assets grow, enabling Vinci Compass to seed new strategies and scale third-party fundraising organically, a true differentiator and competitive advantage for growth in Latin America;

•          Transaction is expected to be immediately accretive to Distributable Earnings per share at a double-digit rate.

RIO DE JANEIRO, October 21, 2026 -- Vinci Compass Investments Ltd. (NASDAQ: VINP) ("Vinci Compass," "the Firm," "we," "us," or "our"), the controlling company of a leading alternative investments and global solutions provider in Latin America, announced today an agreement (the “Transaction”) to acquire 100% of Austral Resseguradora (“AustralRe,” or “the Company”), one of the leading independent reinsurance platforms in Latin America. Upon closing of the Transaction (“Closing”), AustralRe will anchor Vinci Permanent Capital Solutions (“VPCS”), a new business vertical designed to combine AustralRe’s reinsurance franchise with a permanent capital base that supports Vinci Compass’ long-term growth across the region.

Founded in 2011 by Vinci Compass’ partners, alongside Vinci Capital Partners (“VCP”), the Firm’s Private Equity investment strategy, AustralRe is a leading independent reinsurance platform in Brazil, with operations across 16 countries in Latin America. The Company has established a track record of consistent growth, supported by disciplined underwriting and portfolio diversification, reaching R$3.0 billion in gross written premiums over the last twelve months and approximately R$1.8 billion in cash and investments as of June 2026.

“Today marks a transformational milestone in Vinci Compass’ history,” said Alessandro Horta, Chief Executive Officer of Vinci Compass. “AustralRe is a company we know deeply, having actively participated in its founding and served on its Board for fifteen years, helping build it into one of the most respected reinsurance franchises in Latin America. We are firm believers in the long-term growth of the business and the combination with Vinci Compass is a natural step to bolster both companies’ trajectories. Permanent capital represents a decisive competitive advantage, and the launch of Vinci Permanent Capital Solutions establishes a self-funding balance sheet that will support our next phase of growth in Latin America while reinforcing the strength of our asset-light Asset Management business.”

“Joining Vinci Compass marks an important new chapter for AustralRe,” said Bruno Freire, Chief Executive Officer of AustralRe. “Since our inception, we have built a disciplined, knowledge-driven underwriting franchise with strong relationships with leading insurers across the region. Becoming part of a fully integrated platform with a strong presence across Latin America and shared culture and set of principles will strengthen AustralRe’s long-term positioning, while preserving the underwriting discipline, customer focus and team that has driven the extensive track record. As part of a NASDAQ-listed group, AustralRe will benefit from access to a larger capital base, creating opportunities to accelerate the platform's growth.”

Strategic Rationale

• The Transaction establishes VPCS as a permanent capital platform anchored by AustralRe’s reinsurance business, separate from the existing Asset Management division. This creates a clear delineation between Vinci Compass' asset-light and balance sheet businesses and strengthens the Firm's competitive position in Latin America;

• Latin America is marked by longer capital cycles and higher GP commitment expectations. VPCS is expected to provide an efficient and stable source of long-term capital that may support Vinci Compass' GP commitments while preserving strategic flexibility across market cycles;

• AustralRe’s reinsurance operations generate a recurring and growing base of investable assets that is not subject to LP redemption cycles. This permanent asset base is expected to  allow Vinci Compass to support the seeding of new strategies, scale third-party fundraising and drive growth in Fee-earning AUM, Fee Related Revenues and Fee Related Earnings as AustralRe’s investable assets expand and subject to AustralRe’s investment policy, solvency and liquidity requirements and applicable insurance regulations;

• The Transaction is expected to be immediately accretive to Distributable Earnings per share on a double-digit basis.

Transaction Overview

The Transaction was priced at 1.0x Tangible Book Value, with a total consideration estimated at R$336 million, following pre-closing capital distributions and extraordinary dividends, estimated to be composed of approximately R$247 million in cash and 1.7 million in new VINP Class A common stock. The final cash/stock mix may vary depending on the preferences of some minority shareholders, who may choose to receive their consideration in cash or VINP Class A common stock.

Upon Closing, AustralRe will continue to be led by CEO Bruno Freire and its current senior management team, with no changes to its underwriting platform, risk management framework or client relationships.

The Transaction is expected to close in the first quarter of 2027, subject to antitrust and regulatory approvals and other customary Closing conditions.

Conference Call Information

Vinci Compass will host a conference call today, on October 21, 2026 at 5:00 pm ET to discuss the Transaction. A detailed presentation of the Transaction will be posted on Vinci Compass' IR website at www.ir.vincicompass.com/news-and-events/presentations/ and on the SEC website at www.sec.gov in advance of the conference call.

To access the conference call, please visit the Events section of the Company’s website at www.ir.vincicompass.com/news-and-events/events/. For those unable to listen to the live broadcast, a webcast replay will be available on the same section of the website.

About Vinci Compass

Vinci Compass stands as the premier partner for alternative investments and global solutions in Latin America. With nearly three decades of experience and local operations from eleven offices in Latin America and the U.S., our expertise spans: Private Equity, Credit, Real Estate, Infrastructure, Forestry, Equities, Global Investment Products & Solutions, and Corporate Advisory. Each segment is managed by specialized teams dedicated to investment and advisory excellence. As of June 2026, Vinci Compass had R$361 billion in assets under management and advisory.

About AustralRe

Founded in 2011, AustralRe is a leading independent reinsurance platform in Brazil, with operations across 16 countries in Latin America and offices in Rio de Janeiro, São Paulo and Bogotá. AustralRe underwrites a diversified portfolio across Property & Engineering, Life, P&C, Liability, Marine, Aviation & Cargo, and Surety, and holds ratings of brAAA from S&P (local scale) and A- from AM Best (global scale).

Forward-Looking Statements

This press release contains forward-looking statements that can be identified by the use of words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. By their nature, forward-looking statements are necessarily subject to a high degree of uncertainty and involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside of our control. Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward-looking statements and there can be no assurance that such forward-looking statements will prove to be correct. The forward-looking statements included herein speak only as at the date of this press release and we do not undertake any obligation to update these forward-looking statements. Past performance does not guarantee or predict future performance. Moreover, neither we nor our affiliates, officers, employees and agents undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward-looking statements to reflect events that occur or circumstances that arise in relation to the content of this press release. Further information on these and other factors that could affect our financial results is included in filings we have made and will make with the U.S. Securities and Exchange Commission from time to time.

USA Media Contact

Prosek Partners

Trevor Gibbons (pro-vincicompass@prosek.com)

+1 (646) 818-9238

Latin America Media Contact

Danthi Comunicações

Carla Azevedo (carla@danthicomunicacoes.com.br)

+55 (21) 3114-0779

Investor Contact

ShareholderRelations@vincicompass.com

NY: +1 (646) 559-8040

RJ: +55 (21) 2159-6240